UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ____________________

FORM 6-K
 ____________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
January 12, 2016
 ____________________
Lombard Medical, Inc.
(Exact Name of Registrant as Specified in Its Charter)
____________________
N/A
(Translation of Registrant’s Name into English)
____________________

Cayman Islands	3841	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

Lombard Medical, Inc.
6440 Oak Canyon Road
Suite 260
Irvine, CA 92618
(949) 379-3750
(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal
Executive Offices and Agent for Service)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ x]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Consolidated Statements of Comprehensive Income
for the three and nine month periods ended September 30, 2015 (unaudited)

		Three months ended September 30,		Nine months ended September 30,
		2015	2014	2015	2014
	NOTE	$’000	$’000	$’000	$’000
Revenue	2	4,227	4,268	12,171	8,519
Cost of sales		(2,164)	(2,435)	(6,183)	(4,988)
Gross profit		2,063	1,833	5,988	3,531
Gross margin		49%	43%	49%	41%
Selling, marketing and distribution expenses		(5,384)	(5,628)	(17,331)	(15,578)
Research and development expenses		(2,915)	(2,630)	(7,961)	(6,476)
Administrative expenses		(3,144)	(2,290)	(8,069)	(7,183)
Initial Public Offering expenses		-	-	̶	(1,503)
Total operating expenses		(11,443)	(10,548)	(33,361)	(30,740)

Operating loss		(9,380)	(8,715)	(27,373)	(27,209)
Finance income-interest receivable		32	60	114	189
Finance costs		(335)	(24)	(591)	(59)
Loss before taxation		(9,683)	(8,679)	(27,850)	(27,079)
Taxation	8	1,223	201)	1,651	610
Loss for the period		(8,460)	(8,478)	(26,199)	(26,469)

Other comprehensive income:
Items that will not be reclassified to profit or loss
Currency translation differences		(938)	(3,752)	(688)	(1,986)
Total comprehensive loss for the period		(9,398)	(12,230)	(26,887)	(28,455)

Basic and diluted loss per ordinary share (cents)
From continuing operations	9	(45.2)	(52.4)	(153.8)	(189.0)

The accompanying notes form part of these financial statements.

Consolidated Balance Sheet
as at September 30, 2015 (unaudited)

	NOTE	September 30, 2015	December 31, 2014
		$’000	$’000
Assets
Intangible assets	3,4	24,247	1,970
Goodwill	3,4	13,418	3,289
Property, plant and equipment		3,185	3,087
Other receivables		373	348
Non-current assets		41,223	8,694

Inventories		5,709	4,895
Trade and other receivables		5,084	3,911
Taxation recoverable		2,705	2,065
Cash and cash equivalents		36,694	53,334
Current assets		50,192	64,205

Total assets		91,415	72,899

Liabilities
Trade and other payables	5	(7,896)	(5,434)
Borrowings		(1,497)	̶
Current liabilities		(9,393)	(5,434)

Contingent consideration	3	(9,060)	̶
Borrowings	6	(17,092)	(2,632)
Deferred tax liabilities	3	(1,595	̶
Non-current liabilities		(27,747)	(2,632)

Total Liabilities		(37,140)	(8,066)

Net assets		54,275	64,833

Equity
Called up share capital		199	162
Share premium account		63,853	49,608
Capital reorganization reserve		205,686	205,686
Translation reserve		1,557	2,245
Accumulated loss		(217,020)	(192,868)
Total equity		54,275	64,833

The accompanying notes form part of these financial statements.

Consolidated Statements of Changes in Equity
for the nine month period ended September 30, 2015 (unaudited)

	Share Capital	Share Premium	Other Reserves	Translation Reserve	Capital Reorganization Reserve	Accumulated Loss	Total Equity
	$’000	$’000	$’000	$‘000	$‘000	$’000	$’000
Balance at January 1, 2015	162	49,608	-	2,245	205,686	(192,868)	64,833
Loss for the period	-	-	-	-	-	(26,199)	(26,199)
Share-based compensation	-	-	-	-	-	2,047	2,047
Issue of ordinary shares	37	14,245	-	-	-	-	14,282
Currency translation	-	-	-	(688)	-	-	(688)
Balance at September 30, 2015	199	63,853	-	1,557	205,686	(217,020)	54,275

The accompanying notes form part of these financial statements.

Consolidated Statements of Changes in Equity
for the nine-month period ended September 30, 2014 (unaudited)

	Share Capital	Share Premium	Other Reserves	Translation Reserve	Capital Reorganization Reserve	Accumulated Loss	Total Equity
	$’000	$’000	$’000	$‘000	$‘000	$’000	$’000
Balance at January 1, 2014	52,406	134,305	19,087	4,192	̶	(160,657)	49,333
Loss for the period	̶	̶	̶	̶	̶	(26,469)	(26,469)
Share-based compensation	̶	̶	̶	̶	̶	1,527	1,527
Issue of ordinary shares	50	54,950	̶	̶	̶	̶	55,000
Share issue expenses	̶	(5,342)	̶	̶	̶	̶	(5,342)
Capital reorganisation	(52,294)	(134,305)	(19,087)	̶	205,686	̶	̶
Currency translation	̶	̶	-	(1,985)	̶	̶	(1,985)
Balance at September 30, 2014	162	49,608	̶	2,207	205,686	(185,599)	72,064

The accompanying notes form part of these financial statements.

Consolidated Cash Flow Statements
for the nine-month period ended September 30, 2015 (unaudited)

	Nine months ended September 30,
	2015	2014
	$’000	$’000
Loss before taxation	(27,850)	(27,079)
Depreciation and amortization of licenses, software and property plant and equipment	1,336	834
Share-based compensation expense	2,047	1,527
Loss on disposal of tangible assets	66	-
Initial Public Offering expenses	-	1,503
Net finance expense/(income)	477	(130)
Increase in inventories	(917)	(2,233)
Increase in receivables	(1,238)	(131)
(Decrease)/increase in payables	(397)	505
Net cash used in operating activities	(26,476)	(25,204)
Research and development tax credits	967	1,188
Net cash outflow from operating activities	(25,509)	(24,016)

Cash flows from investing activities
Interest received	71	101
Purchase of property, plant and equipment	(1,017)	(1,519)
Cash paid for acquisition	(200)	-
Purchase of intangible assets	(15)	(245)
Net cash flows used in investing activities	(1,161)	(1,663)

Cash flows from financing activities
Interest paid	(325)	-
Proceeds from issue of loan notes	16,500	-
Loan notes transaction costs	(413)	-
Loan notes repaid	(5,331)	-
Proceeds from issue of ordinary shares	-	55,000
Share issue expenses	-	(6,845)
Net cash flows from financing activities	10,431	48,155

(Decrease)/increase in cash and cash equivalents	(16,239)	22,476
Cash and cash equivalents at beginning of year	53,334	40,866
Effects of exchange rates on cash and cash equivalents	(401)	(1,749)
Cash and cash equivalents at end of year	36,694	61,593

The accompanying notes form part of these financial statements.

Notes to the Consolidated Financial Statements

1 Accounting Policies

Basis of Preparation
These unaudited condensed interim financial statements for the three and nine months ended September 30, 2015 have been prepared in accordance with IAS 34, Interim Financial Reporting. These interim financial statements should be read in conjunction with the Company’s financial statements as of and for the year ended December 31, 2014, which have been prepared in accordance with IFRSs.

The financial information contained in this interim financial statement is unaudited.  These unaudited condensed interim financial statements were authorized for issue by the Board of Directors on January 12, 2016.

The presentational currency for this interim financial statement is U.S. dollars. The exchange rates relevant for each period were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	$’000	$’000	$’000	$’000
Sterling/US dollar exchange rate
Closing rate	1.52	1.62	1.52	1.62
Average rate	1.54	1.67	1.53	1.67

The Company received regulatory approval in February 2013 for its Aorfix product in the United States and formally launched the product in the fourth quarter of 2013.  It will continue to absorb cash until sufficient funds from products sold are generated.  As at September 30, 2015 the Company received $16.5 million loan funding as part of a $26 million secured loan facility with Oxford Finance LLC. Subsequently to September 30, 2015, the Company drew another $4.5 million after achieving specified revenue milestones (see Note 11). The final $5 million of this facility will only become available when and if the Company reaches additional revenue targets by December 31, 2016.  The $4.5 million milestone payment was drawn in October 2015 (see note 11). The Company had $36.7 million of cash as at September 30, 2015.

The Company issued warrants during the nine months ended September 30, 2015 in connection with certain borrowings. The Company applied the principles of IAS 32 Financial Instruments - Presentation, to record the warrants as liabilities based on their estimated value on the issuance date. The warrant is carried at its fair value with decreases or increases in fair value at each reporting date recorded as other income (expense). The fair value of the warrants is estimated using the Black-Scholes pricing model, which requires the use of management’s judgment in estimating the inputs, including the expected term of the warrant stock and price volatility, used to determine fair value.

These policies have been applied consistently throughout the year except where otherwise indicated.

Going concern update

These interim financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operational existence for the foreseeable future. Based on forecasts revised in December 2015, the Company expects to use up its current cash resources between Q3 2016 and Q1 2017, depending on the effectiveness of the cost savings programs being implemented by management. The Company therefore needs to raise additional capital or incur indebtedness to continue to fund its future operations. The Company intends to raise additional financing during 2016 in order to continue to fund its operations. The Company may seek to raise capital through a variety of sources including:
•	the public equity market;
•	private equity financing;
•	collaborative arrangements; and/or
•	public or private debt.

The Company’s ability to raise additional funds will depend on the results of our commercialization efforts for Aorfix and future products, including the next generation of Aorfix and the Altura product, as well as clinical and regulatory events, our ability to identify promising in-licensing opportunities, and any negative factors related to financial, economic, and market conditions, many of which are beyond our control. The Company cannot be certain that sufficient funds will be available when required or on satisfactory terms. The Company expects that its existing resources will be sufficient to fund its operations until Q3 2016 and Q1 2017. If adequate funds are not available when required by the Company or on terms that are acceptable to the Company, the Company may be required to significantly reduce or refocus its operations or the Company may relinquish rights to certain of its products, technologies or potential markets, any of which could delay or require that the Company curtail its development programs or otherwise have a material adverse effect on its business, financial condition and results of operations, which could result in insolvency. In addition, the Company may have to delay, reduce the scope or eliminate some of its research and development or sales activities, which could delay the time to market for any of its product candidates or reduce its revenue growth potential, if such adequate funds are not available. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities would result in ownership dilution to existing stockholders. There are no assurances that the Company will be able to raise additional financing for the amounts required to execute the Company’s business plans and on the terms acceptable to the Company.

2 Operating Segment Analysis

The Company is engaged in a single business activity of cardiovascular devices and the Company does not have multiple operating segments.  The Company’s cardiovascular devices business consists of the development and commercialization of these products.  The Executive Management team is the Company’s chief operating decision-making body, as defined by IFRS 8, and all significant operating decisions are taken by the Executive Management team.  In assessing performance, the Executive Management team reviews financial information on an integrated basis for the Company as a whole, substantially in the form of, and on the same basis as, the Company’s IFRS financial statements.

In addition to the geographical segments required under IFRS which is shown below, the Company analyzes its business based on the categories and information in the following table:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	$’000	$’000	$’000	$’000
Aorfix Commercial Revenue
United States	1,057	993	3,449	2,060
Japan	1,879	1,630	4,545	1,630
Rest of World	1,291	1,645	4,177	4,819
Total Aorfix commercial revenue	4,227	4,268	12,171	8,509
Other commercial revenue	-	-	-	10
Total revenue	4,227	4,268	12,171	8,519

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	$’000	$’000	$’000	$’000
Revenue by destination:
United Kingdom	337	562	1,191	1,539
United States of America	1,057	993	3,449	2,070
Japan	1,879	1,630	4,545	1,630
Rest of World	954	1,083	2,986	3,280
	4,227	4,268	12,171	8,519

3 Acquisition

On July 30, 2015, the Company completed the acquisition of 100% voting equity interest in Altura Medical, Inc. (Altura). The Company believes the acquisition of Altura provides an opportunity for near-term revenue, as well as providing an ultra low-profile AAA stent graft that is expected to provide the Company with an increased share of the AAA market.

For the nine months ended September 30, 2015, Altura contributed no revenue and operating expenses of $0.6 million to the Company’s results.  If the acquisition had occurred on January 1, 2015, the Company estimates that Altura would have contributed no revenue and $4.9 million in operating expenses to the Company’s year to date September 30, 2015 results.

Upon the closing of the acquisition, the Company issued an aggregate of 3,125,000 unregistered shares of common stock to certain former shareholders of Altura in exchange for the shares of Altura capital stock held by them immediately prior to the closing of the acquisition. In addition the Company delivered an aggregate of 575,000 unregistered shares of common stock to Computershare Trust Company, N.A., in its capacity as escrow agent, which will be held for a period of twelve months and are subject to any adjustments to the liabilities assumed as part of the acquisition. In addition, the Company paid $0.2 million in cash to Shareholder Representative Services LLC, in its capacity as Altura Stockholders’ Representative. The fair value of the initial consideration was $14.3 million of equity which was based on the closing share price of $3.86 on the date of acquisition and cash paid of $0.2 million. In addition, the Company assumed $5.3 million in existing Altura debt and $2.5 million of certain liabilities of Altura.

The Company also agreed to pay Altura shareholders additional consideration in the future if certain sales and regulatory approval milestones are met. The provisional fair value of the contingent consideration payment on the acquisition date was estimated to be $9.1 million. The contingent payment payable will be evaluated on a quarterly basis starting in Q4 2015, with adjustments made based upon management’s assessment of the probability of meeting performance milestones as set-forth within the acquisition agreement.

The revenue-based milestone payment referred to above relates to the Company achieving a trailing twelve month revenue stream of $10.0 million on the sale of Altura products prior to December 31, 2030. If this were achieved, the Company shall pay to the Altura shareholders, in cash or Company common stock, $15.0 million in no more than 45 days after the end of the month in which the Company achieves this revenue threshold.

The regulatory milestone payment referred to above concerns receiving approval from the US Food and Drug Administration to market and sell Altura’s device in the United States prior to December 31, 2030. If this were achieved, the Company shall pay to the Altura shareholders, in cash or Company common stock, $12.5 million in no more than 45 days after achieving this approval.

$’000
Fair value of initial consideration	14,482
Contingent acquisition consideration payable	9,060
Total consideration	23,542

Costs incurred by the Company related to the acquisition totaled $0.2 million and are included in operating expenses in the Consolidated Statement of Comprehensive Income.

The net assets acquired upon acquisition were as follows:
	Book Value	Fair Value
	$’000	$’000
Property, plant and equipment	71	71
Intangible assets	-	22,700
Assumed accrued liabilities	(2,496)	(2,496)
Assumed bank debt	(5,331)	(5,331)
Deferred tax liability	-	(1,595)
Net (liabilities)/assets acquired	(7,756)	13,349

The resulting goodwill on acquisition is calculated as follows:

Fair value of consideration given	23,542
Less: Fair value of net assets acquired	(13,349)
Goodwill	10,193

Goodwill resulting from the Altura acquisition is largely attributable to the expected near-term revenue contribution obtained by introducing complementary product offering to the Company’s current infrastructure. None of the goodwill is expected to be deductible for tax purposes.

As the fair value of the intangible assets acquired in the Altura acquisition exceeds the tax bases of such assets, the Company recorded a deferred tax liability of $1.6 million, with a corresponding increase to goodwill.

The above fair values have been determined on a provisional basis.  If new information obtained within one year from the acquisition date about facts and circumstances that existed as of the acquisition date identifies adjustments to the above amounts, or any additional provisions that existed at the acquisition date, then the acquisition accounting will be revised.

4 Goodwill and Intangibles

Goodwill resulting from the acquisition of Altura totaled $10.2 million.  Existing goodwill totaled $3.2 million and $3.3 million at September 30, 2015 and December 31, 2014, respectively.

Intangible assets consist of the following:

	September 30, 2015	December 31, 2014
	$’000	$’000
Intellectual property and licenses	2,626	2,677
In-process research and development	12,600	-
Developed technology	10,100	-
Software	409	396
Total cost	25,735	3,073
Accumulated amortization	(1,488)	(1,103)
Intangible assets, net	24,247	1,970

Intellectual property and licenses consists of a non-exclusive license granted by Medtronic for the U.S. patent No. 6,306,141 (“Jervis” patent), which will be amortized over 9 years. Developed technology acquired as part of the Altura acquisition is amortized over its estimated useful life of 17 years.  In-process research and development acquired as part of the Altura acquisition will be amortized over its useful life once commercial sales of the Altura product begin.

5 Financial Instruments

The Company’s activities expose it to a variety of financial risks.  These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements as of and for the year ended December 31, 2014. These unaudited condensed interim financial statements were authorized for issue by the Board of Directors on January 12, 2016

The table below analyses financial instruments carried at fair value, by valuation method.  The different levels have been defined as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly, such as quoted prices for similar assets or liabilities, or indirectly, such as those derived by quoted prices.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. The fair value of the Company’s Level 3 warrants are estimated on the grant date using the Black-Scholes model and they are revalued at the end of each reporting period using the Black-Scholes model. The fair value of the Company’s Level 3 contingent consideration was estimated on the acquisition date of Altura Medical, Inc. (see Note 3 for further information).

The following table represents the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value:

	September 30, 2015			December 31, 2014
	Level 1	Level 3	Total	Level 1	Level 3	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Assets:
Bank time deposits	-	-	-	-	-	-
Money market funds	-	-	-	-	-	-
U.S. government agencies and securities	30,199	-	30,199	-	-	-
Total assets	30,199	-	30,199	-	-	-
Liabilities:
Warrants	-	291	291	-	-	-
Acquisition-related contingent consideration	-	9,060	9,060	-	-	-
Total liabilities	-	9,351	9,351	-	-	-

There were no transfers between levels during the period, and there were no changes in the methodologies used to determine the levels of financial assets during the nine months ended September 30, 2014.

Derivative Instruments. Warrants issued by the Company are accounted for as derivative liabilities and remeasured at fair value through earnings under “Finance costs” at each reporting period until exercised or forfeited. The fair value of these warrants is estimated at each reporting date using the Black-Scholes model subject to change in stock price utilizing assumptions of risk-free interest rate, contractual life of option, expected volatility and dividend yield. Due to the lack of certain observable market quotes, the Company utilizes valuation models that rely on some Level 3 inputs. The Company’s estimate of volatility is based on the Company’s trading history.

The fair value of the Level 3 warrants is estimated using the Black-Scholes model including the following assumptions:

As of September 30, 2015
Risk-free interest rate	1.93 – 2.35%
Expected life of warrants (years)	9.57 – 10.00
Expected volatility of stock	61.91 – 65.46%
Dividend yield	0.00%

The estimated fair value would increase (decrease) if: (a) the risk-free interest rate were higher (lower); (b) the life of the warrants were longer or shorter (lower); (c) the volatility of the stock was higher (lower); or (d) the dividend yield were higher (lower).

The following table represents the company’s Level 3 fair value measurements using significant other unobservable inputs for warrants:

	September 30, 2015	December 31, 2014
	$’000	$’000
Opening balance	-	-
Amounts acquired	350	-
Transfers in (out) of Level 3	-	-
Changes in fair value included in earnings	(59)	-
Closing balance	291	-

Acquisition-Related Contingent Consideration. The Company acquired Altura Medical, Inc. (Altura) on July 30, 2015. The aggregate consideration paid to Altura shareholders includes up to $27.5 million of contingent consideration to be paid based on the achievement of certain performance-based milestones. The fair value of the contingent consideration was measured using an expected present value approach to estimate an expected value. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. Using this valuation technique, the fair value of the contingent consideration was determined to be $9.06 million and $0 as of September 30, 2015 and December 31, 2014, respectively.

The fair value of the Level 3 acquisition-related contingent consideration is estimated using the Black-Scholes model including the following assumptions and sensitivities:

	As of September 30, 2015	Sensitivities
Regulatory Milestone Contingent Payment#1
Risk-adjusted discount rate	16.0%	A 1.0% decrease (increase) in the risk adjusted discount rate would result in an increase (decrease) in the fair value of the first contingent payment of 150,000
Counterparty Risk Premium	7.2%	A 1.0% decrease (increase) in the counterparty risk premium would result in an increase (decrease) in the fair value of the first contingent payment of 160,000
Weighted Time to Achievement	3.0 years	A one year decrease (increase) in the time to achievement of the first regulatory milestone would result in an increase (decrease) in the fair value of the first contingent payment of 1,380,000

Regulatory Milestone Contingent Payment #2
Risk-adjusted discount rate	17.3%	A 1.0% decrease (increase) in the risk adjusted discount rate would result in an increase (decrease) in the fair value of the second contingent payment of 100,000
Counterparty Risk Premium	7.2%	A 1.0% decrease (increase) in the counterparty risk premium would result in an increase (decrease) in the fair value of the second contingent payment of 100,000
Weighted Time to Achievement	5.8 years	A one year decrease (increase) in the time to achievement of the second regulatory milestone would result in an increase (decrease) in the fair value of the second contingent payment of 700,000

The following table represents the company’s Level 3 fair value measurements using significant other unobservable inputs for acquisition-related contingent consideration:

	September 30, 2015	December 31, 2014
	$’000	$’000
Opening balance	-	-
Amounts acquired	9,060	-
Transfers in (out) of Level 3	-	-
Changes in fair value included in earnings	-	-
Closing balance	9,060	-

The carrying value of all other financial instruments is a reasonable approximation of fair value.

6 Trade and Other Payables

Trade and other payables consisted of the following:

	September 30, 2015	December 31, 2014
	$’000	$’000
Trade payables	3,144	1,443
Other taxation and social security	209	220
Other payables	48	59
Accruals and deferred income	4,495	3,712
Total trade and other payables	7,896	5,434

7 Borrowings

Medico’s Hirata convertible loan
On March 28, 2013 the Company received $2.5 million from the total $5 million convertible loan facility granted by its exclusive distribution partner in Japan, Medico’s Hirata Inc.  The loan accrues interest of 3 percent per annum, payable when the loan is repaid or converted.  The loan is repayable seven years from the receipt of regulatory approval for Aorfix in Japan, which was granted in August 2014. Conversion of the loan is at Medico’s Hirata Inc.’s discretion and will be based on the share price at the time of conversion.

At September 30, 2015, the amount outstanding comprised:	$’000
Face value plus accrued interest of convertible loan notes at January 1, 2015	2,632
Interest expense	57
Included in non-current liabilities	2,689

The convertible loan note is considered a financial liability with no equity component as there is a contractual obligation to deliver a variable number of shares at the market price if the loan note is converted.  The fair value of the loan note is therefore the same whether the settlement of the obligation is made in cash or in shares at the time of repayment.

Oxford Finance Secured Loan
As at September 30, 2015 the Company received $16.5 million (including $11 million and $5.5 million received on April 24, and July 30, 2015 respectively) loan funding as part of a $26 million secured loan facility with Oxford Finance LLC (Oxford).  The Company has the option of drawing another $4.5 million after achieving specified revenue milestones, with a final $5 million becoming available after reaching additional revenue targets in 2016.  The $4.5 million milestone payment was drawn in October 2015 (see note 11).  The interest on the loan is three month US LIBOR + 7.24% fixed at each advance.  The interest rate on the first $11 million and $5.5 million is 7.52% and 7.53% respectively.  The term of the $26 million facility is 60 months from April 24, 2015, with a maximum interest-only period of 36 months, depending if all tranches are drawn.

Pursuant to the Loan Agreement, we are required to make interest only payments through April 1, 2016. However, if subsequent tranches are drawn, the interest only period can be extended to a maximum of 36 months. At maturity (April 1, 2020), or the earlier repayment in full, the Company is required to make a final payment fee to Oxford which is included in the effective interest rate of the loan. The current final payment fee associated with the loan is approximately $1 million.

At September 30, 2015, the amount outstanding comprised:	$’000
Face value of secured loan at July 30, 2015	16,500
Unamortized transaction costs	(372)
Unamortized discount	(320)
Final payment accretion	92
Balance at September 30,2015	15,900
Less amount included in current liabilities	(1,497)
Included in non-current liabilities	14,403

In connection with the issuance of the secured loan in April 2015, the Company issued warrants to Oxford to purchase up to an aggregate number of the Company’s common stock. For the first and second tranches, Oxford could purchase up to an aggregate of 77,446 and 43,994 shares of the Company’s common stock at an exercise price of $4.19 and $3.69 per share respectively. These warrants are immediately exercisable and have a contractual term of 10 years. The respective fair value were $243,000 and $107,000; they were recorded as a current liability and discounted against the secured loan at issuance. The discount is being amortized to finance costs using the effective interest method over the term of the loan. Movements in the fair value of the warrants until the date of exercise will be recognized in the Statement of Comprehensive Income immediately.  At September 30, 2015, the decrease in the fair value of the warrant liability of $59,000 was recognized in the Statement of Comprehensive Income.

8 Share Options

Effective August 18, 2015, the Company’s Board of Directors approved the reduction of the exercise prices of all eligible outstanding stock options previously granted to employees and nonemployees of the Company who were still providing services to the Company as of that date. The Company repriced options to purchase 1,989,505 shares of the Company’s common stock that included both vested and unvested stock options. The Company’s Board of Directors adjusted all of the original exercise prices for the repriced options to $3.90 per share, which was the fair value of the underlying shares of common stock on the date of the repricing.  No other terms of the repriced options were modified and these repriced stock options will continue to vest according to their original vesting schedules and will retain their original expiration dates.

These modifications were treated as one-for-one exchanges of the previously issued stock options for new stock options with an exercise price of $3.90 per share. The Company recorded a stock-based compensation charge of $1,038,370 for the incremental value of the vested options. In addition, the Company recorded additional stock-based compensation charges of $156,548 for the incremental value of the unvested repriced options during the nine months ended September 30, 2015. The remaining $558,074 will be recognized over the remaining vesting period of the original awards.

9 Taxation on Loss on Ordinary Activities

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	$’000	$’000	$’000	$’000
UK research and development claim:
for the current year	678	208	1,107	624
for prior year	554	-	554	-
	1,232	208	1,661	624
Overseas taxation charge	(9)	(7)	(10)	(14)
Total tax credit	1,223	201	1,651	610

10 Loss per Share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares.  The diluted earnings per ordinary share are identical to those used for the basic earnings per ordinary share as the exercise of share options and warrants would have had the effect of reducing the loss per ordinary share and are therefore not dilutive.

The Loss per Share calculations are set out below:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	$’000	$’000	$’000	$’000
Loss for the period ($’000)	(8,460)	(8,478)	(26,199)	(26,469)

Weighted average number of ordinary shares (‘000)	18,720	16,186	17,040	14,006

Basic and diluted loss per share (cents)	(45.2)	(52.4)	(153.8)	(189.0)

The weighted average number of shares figure for 2014 reflects the 2014 share for share exchange of one new ordinary share of $0.01 each of Lombard Medical, Inc. for every four existing ordinary shares of 20 pence each of Lombard Medical Technologies plc.

11 Post Balance Sheet Events

On October 8, 2015 the Company received $4.5 million loan funding from Oxford Finance as part of the existing secured loan facility upon achieving $3.5 million in trailing six month revenues.

12 Related Party Disclosures

Timothy Haines is a Partner at Abingworth LLP, a life science and healthcare investment firm which manages investment funds which together held 17.8 percent of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, the Abingworth funds subscribed for 727,272 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price.  The Abingworth funds held 16.8 percent of the Company’s shares following the Initial Public Offering.  In the months following the NASDAQ Initial Public Offering, Abingworth purchased 629,092 shares of the Company in open market transactions at an average price of $6.30.  Abingworth held 21.5 percent of the Company’s shares on September 30, 2015.

Invesco Asset Management Limited is a shareholder of the Company and held 39.0 percent of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, Invesco subscribed for 1,951,818 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price.  Invesco Asset Management Limited held 37.0 percent of the Company’s shares following the Initial Public Offering and on September 30, 2015.

Since the NASDAQ Initial Public Offering, directors have purchased shares of the Company in open market transactions as follows: Raymond W. Cohen purchased 10,225 shares at an average price of $5.90, Simon Hubbert purchased 6,300 shares at an average price of $5.89, Simon Neathercoat purchased 8,800 shares at an average price of $6.32, Craig Rennie purchased 15,060 shares at an average price of $6.52 and John B. Rush purchased 5,500 shares at an average price of $5.92.

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